[AT&T Inc. Letterhead]

Wayne Wirtz
Associate General Counsel
Legal Department
208 S. Akard Street, Room 3024
Dallas, TX 75202
(214) 757-3344
wayne.wirtz@att.com

May 11, 2010

Mr. Scott Hodgdon
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re:          AT&T Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2010
File No. 001-08610

Dear Mr. Hodgdon:

This is to confirm our conversation of today with regard to the above subject matter.  AT&T will respond by May 28, 2010.

Sincerely,
/s/  Wayne Wirtz